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August 27, 2010

FILED EDGAR CORRESPONDENCE

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attn: Jay Williamson, Division of Corporation Finance

Re:	VLOV, Inc.
Amendment No. 1 to Registration Statement on Form S-1
File No. 333-163803
Filed December 17, 2009
Form 10-K For Fiscal Year Ended December 31, 2009
File No. 000-53155
Filed April 15, 2010

Dear Mr. Williamson:

On behalf of VLOV, Inc. (the “Company” or “VLOV”), set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated June 21, 2010.  We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response.  References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

We also enclose a marked draft of the proposed Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), containing revisions that have been made in response to the Staff’s comments.

Form S-1, filed May 24, 2010

General

1.
We note the statement on page 29 that it is your intention “to transfer all of the business operations currently conducted by Yinglin Jinduren to China Dong Rong sometime in 2010.” Please revise the summary and where appropriate to address any arrangements or understandings with respect to the intended transfer. Explain why you are undertaking the transfer at this point in time.

Response: The intention of the proposed transfer is to place the Company’s operating assets, all of which are currently under Yinglin Jinduren, into an entity that the Company has equity ownership of (albeit indirect), in order to strengthen the Company’s control over such assets. Currently, there are no arrangements or understandings with respect to the intended transfer. The Company has revised its disclosures accordingly on pages 1 and 29 of Amendment No. 2.

Prospectus Cover Page

2.
Please revise to identify the offering price of the securities. See Item 501 (b)(3) of Regulation S-K. With a view to disclosure, advise us of the approximate average weekly trade volume of your shares and whether you believe the recent $5.50 market price is indicative of the offering price given the substantial dilution and conversion price ($2.85) and exercise price ($3.43) of the convertible securities involved.

Response: The Company has revised its disclosures accordingly on the prospectus cover page contained in Amendment No. 2, including changing the offering price to reflect the most current market price as of the filing of Amendment No. 2. For the four weeks since July 26, 2010, the weekly trade volume of the Company’s common stock is approximately 30,628 shares. While the trade volume is not robust, the Company respectfully notes that the offering price is qualified as a “proposed maximum” offering price that is “estimated solely for the purpose of calculating the amount of the registration fee…”

Risk Factors, page 3

3.
We note the revised risk factor on page six regarding the loss of your chief executive officer and other key personnel.  In this regard, we note that you no longer refer to Mr. Fengfei Zeng, your former Chief Designer.  Please revise to address whether he no longer works for you and update the risk factor and other disclosure as appropriate.

Response: The Company has revised its disclosures accordingly on pages 6 and 36 of Amendment No. 2.

4.
We note your response to prior comment four and your revised risk factor “Our business could suffer from the financial instability of our distributors.”  It appears that the financial instability of one of your distributors would impact both your revenues and potentially create credit exposure.  Revise to clarify the potential credit exposure in this risk factor or advise us why such revision is unnecessary.

Response: The Company’s credit risk is primarily attributable to trade receivables of its distributors, who are the Company’s customers. The Company performs individual evaluation of each distributor who request credit terms. Such evaluation focuses on the distributor’s payment history and ability, and takes into account such distributor’s specific operational history, background and other relevant information as well as the economic and market environment in which the distributor operates. Thus, the Company has historically avoided credit exposure due to the financial instability of its distributors, and management believes that the Company will continue to be able to do so. Accordingly, the Company believes that revision is unnecessary and respectfully requests the Staff to reconsider this matter.

5.
We note your response to prior comment five from our letter dated January 15, 2010, and the statement that four distributors each accounted for over 10% of sales. Currently the risk factor “We depend on our distributors for our sales ...” addresses three such distributors.  Please re-vise to address all distributors who individually represented more than 10% of your sales for the year ended December 31, 2009 or advise.

Response: The Company has revised its disclosures accordingly on page 6 of Amendment No. 2.

6.
Please revise your risk factors on page eight under “Risks Related to Our Corporate Structure” to describe in more detail the potential impact associated with each material risk.  For example, it appears you would have no or minimal operations or assets if the PRC revokes Yinglin Jinduren’s business license; you would experience material adverse tax and other consequences if the PRC finds that Yinglin Jinduren is a resident enterprise; and you would have no or minimal operations or assets if the PRC invalidates significant provisions of your contractual arrangements, or takes other actions inconsistent with the intent of HK Dong Rang and Yinglin Jinduren. Please revise accordingly.

Response: The Company has revised its disclosures accordingly on pages 8-9 of Amendment No. 2.

Plan of Distribution, page 27

7.	Please disclose the per share sale price associated with your November 17, 2009 preferred share financing and December 1, 2009 common share financing.

Response: The Company has revised its disclosures accordingly on page 27 of Amendment No. 2.

8.
Please disclose the names of the two parties who provided you with the bridge loan financing and disclose the date the financing closed.  Revise to indicate the purpose of the financing and address the relationship, if any, to your share exchange transaction. In this regard your discussion should address clauses B(1)(d) and C(2) of the Bridge Loan Financing Agreement filed as Exhibit 10.12 to your Form 10-K for the year-ended December 31, 2009.

Response: The Company has revised its disclosures accordingly on page 27 of Amendment No. 2.

Business, page 28

9.
We reissue prior comment 12 from our letter dated January 15, 2010.  Please revise to reconcile your disclosure to the information in the Schedule 14F-l filed on September 9, 2008. For example, you indicate that MMH Group, LLC held 122,800 shares immediately prior to the exchange transaction.  Please revise accordingly.

Response: The Company has revised its disclosures accordingly on page 29 of Amendment No. 2.

10.	Please disclose the amount of dividends paid and to whom, immediately preceding your exchange transaction.

Response: The Company has revised its disclosures accordingly on page 29 of Amendment No. 2 in the description of the Consulting Services Agreement.

11.
Please revise the description of your corporate structure to briefly explain why you are established as a Nevada corporation with indirect operating subsidiaries.  In this regard, in light of the limitations on foreign ownership and transfers, please address the significant securityholders’ ownership of the PRC operating entity as well as the offshore entities that have contractual arrangements designed to control the PRC operating entity.

Response: The Company has revised its disclosures on page 31 of Amendment No. 2 to address the first part of this comment. With respect to the second part of the comment, the Company notes that although Mr. Qingqing Wu is now a foreign national, he was a PRC national at the time he founded Yinglin Jinduren in 2002. Additionally, his ownership interests in Yinglin Jinduren has remained in the PRC as he continues to reside there and has not attempted to transfer them outside the PRC. As such, the Company believes that Mr. Wu’s continuing ownership of Yinglin Jinduren complies with current limitations on foreign ownership.

12.	Please add a statement under “Contractual Arrangements with Yinglin Jinduren and its Owners” indicating who owns Yinglin Jinduren.

Response: The Company has revised its disclosures accordingly on page 29 of Amendment No. 2.

13.
Please clarify your page 29 statements that your “contractual arrangements constitute valid and binding obligations ... [and] are enforceable and valid in accordance with the laws of the PRC” to clarify that you have received an opinion of counsel to this effect.

Response: The Company has revised its disclosures accordingly on page 29 of Amendment No. 2.

14.
For each of the agreements discussed on pages 29-30, revise to address the term of the agreement using specific language.  For example, on page 30 you indicate that the operating agreement term “is the maximum period of time permitted by law” without stating what the actual maximum time is.  Please revise or advise.

Response: The Company respectfully notes that the description of the agreements accurately discusses the terms of such agreements as reflected on the copies of the agreements filed as Exhibits 10.1 to 10.5 to the Company’s current report on Form 8-K filed with the Commission on February 13, 2009. For example, the specific term of the consulting services agreement is that the agreement would remain in effect unless terminated pursuant to specific conditions as described in the Company’s disclosures; the term of the equity pledge agreement is two years from the time Yinglin Jinduren fulfills its obligations under the consulting services agreement; the term of the option agreement is 10 years from January 1, 2006; and both the operating agreement and proxy agreement are in effect unless terminated by mutual agreement of the parties or by HK Dong Rong unilaterally. With respect to the operating agreement, the Company has been advised by its PRC counsel that there is no current PRC regulation mandating the maximum length of term permissible for such agreement. The Company has included such disclosure on page 30 of Amendment No. 2.

15.	Also, with respect to the rights of shareholders, please revise to describe the principal differences between actual equity ownership and the “arrangements designed to mimic equity ownership.”

Response: The Company has revised its disclosures accordingly on page 30 of Amendment No. 2.

16.
With respect to prior comment 15, we note that you still qualify disclosure “to the extent permitted under Chinese law” on page 30. With a view to disclosure, advise if the plain reading of the law at issue would seem to render the pledged shares and option agreement for the benefit of your offshore subsidiary unenforceable.

Response: The Company respectfully notes that the inclusion of “to the extent permitted under Chinese law” to the description of the option agreement is to accurately reflect the wordings of such agreement. The Company has been advised by its PRC counsel that all of the contractual arrangements, including the option agreement, is enforceable, and the Company has included such disclosure on page 29 of Amendment No. 2.

17.
With respect to prior comment 16, please briefly describe the timeframe and process for foreign entities such as HK Dong Rong to submit a dispute for arbitration before the China International Economic and Trade Arbitration Commission.  Currently it is unclear how time consuming or costly it would be for your subsidiary to address disputes relating to the net income ca1culation or other terms of the contractual provisions. Please consider revised risk factor disclosure.

Response: The Company has revised its disclosures accordingly on page 8 of Amendment No. 2.

18.           Please revise to summarize the terms of “Yinglin Jinduren's governing charters.”

Response: The Company has revised its disclosures accordingly on page 30 of Amendment No. 2.

Management’s Discussion and Analysis, page 42

19.	We note your response to prior comment 20 and reissue the comment. Please revise your Management’s Discussion and Analysis accordingly.

Response: The Company has updated its Management’s Discussion and Analysis (“MD&A”) to further discuss the trends and events which have and will continue to impact our company’s operations.

General

20.	We note the slide show presentation filed with your Form 8-K on March 8, 2010. Please revise here or where appropriate to address the growth initiatives discussed at this presentation or advise.

Response: The Company has updated its MD&A to reflect the items discussed in both the March 8, 2010 and July 12, 2010 presentations, as well as more recent developments.

Results of Operations

21.	Please revise your disclosure to address the Other Expenses/(Income) line item.

Response: The Company’s MD&A for the three and six months ended June 30, 2010 and 2009 included disclosures in accordance with this comment, as reflected on page 46 of Amendment No. 2. Additionally, the Company has revised its disclosures accordingly on 48 of Amendment No. 2.

Executive Compensation, page 53

22.
Please revise footnote one to clearly indicate that you have presented all of Mr. Wu's compensation in the table for the relevant period, including amounts paid to him by Yinglin Jinduren.  A1so, in the past we note that you have paid dividends to Mr. Wu and that this cash flow reduced the need for him to have a salary from you.  In light of your discontinuation of the dividend, please revise to address your plans with respect to Mr. Wu’s compensation, including whether there are any plans in place to replace lost dividends.

Response: The Company has revised its disclosures accordingly on page 53 of Amendment No. 2.

Certain Relationships and Related Party Transactions, page 57

23.
We note your disclosure here and under your Liquidity and Capital Resources, indicating that $2.4 million in offering proceeds was converted and “held in trust in a personal RMB account of Mr. Qingqing Wu, your chief executive.”  With a view to disclosure, advise us of the reasons for and risks associated with this practice.

Response: As described in footnote 1 to the table under “Other Related Transaction,” the money was withdrawn to avoid translation losses due to appreciation of the RMB. The offering proceeds are held in the corporate account of HK Dong Rong maintained at Xiamen International Bank designated to take deposit of foreign currencies such as United States Dollars (the “Account”). Money held in the Account, however, cannot be freely converted into RMB. At the same time, the offering proceeds are intended for the Company’s business operations, all of which are currently conducted by Yinglin Jinduren, whose functioning currency is RMB. Until the offering proceeds are required and used by Yinglin Jinduren, any appreciation of RMB against the United States Dollars would mean less RMB available to Yinglin Jinduren from conversion of the offering proceeds held in the Account. Thus, the steps taken were to mitigate such loss. As first disclosed in note 2 to the Company’s financial statements for the year ended December 31, 2009, the full amount was re-deposited into HK Dong Rong account on March 29, 2010. As the steps taken were ultimately in the best interests of the Company, and the money was at all time held in trust for the benefit of HK Dong Rong and has since been returned to the Account, the Company believes that any risk associated with this practice was adequately mitigated. Nevertheless, the Company does not intend to engage in similar transactions in the future.

24.	Revise to explicitly state the percentage and amount of shares owned by Pope Investments and MMH Group immediately prior to the exchange transaction.

Response: The Company has revised its disclosures accordingly on page 57 of Amendment No. 2.

25.
We note your statement that you do not believe that Pope Investments, MMH Group, or Ancora are promoters.  Please provide us with an analysis supporting this conclusion.  In this respect reference is made to the terms of the bridge loan agreement filed with your Form 10-K.  Your attention is also directed to prior comment 31 from our letter dated January 15, 2010.

Response: As defined under Rule 1-02(s) of Regulation S-K, a promoter includes:

Any person who, acting alone or in conjunction with one or more other persons, directly or indirectly takes initiative in founding and organizing the business or enterprise of an issuer;

Any person who, in connection with the founding and organizing of the business or enterprise of an issuer, directly or indirectly receives in consideration of services or property, or both services and property, 10 percent or more of any class of securities of the issuer or 10 percent or more of the proceeds from the sale of any class of securities. However, a person who receives such securities or proceeds either solely as underwriting commissions or solely in consideration of property shall not be deemed a promoter within the meaning of this paragraph if such person does not otherwise take part in founding and organizing the enterprise.

The Company, then known as Sino Charter Inc., was founded in October 2006 to develop a website “that will offer jet chartering and other travel related services primarily to western business executives within Asia.” Since its founding until August 2008, Mr. Bradley Miller was the Company’s sole officer and director. Thus, none of MMH, Pope Investment and Ancora was involved in the founding and organizing the Company’s business or enterprise.

MMH acquired shares of the Company’s common stock from Mr. Miller in August 2008, and sold some of those shares to Pope Investment and Ancora. Thus, MMH, Pope Investment and Ancora did not receive their shares of the Company’s common stock from provision of services or property.

Based on the foregoing, the Company does not believe that MMH, Pope Investment and Ancora are promoters.

Market Price of and Dividends on Common Equity and Related Stockholder Matters, page 60

26.	Please include a statement, if true, explaining that the pre-split as adjusted share prices do not represent actual inter-dealer quotations for the period presented.

Response: The Company has revised its disclosures accordingly on page 60 of Amendment No. 2.

Index to Consolidated Financial Statements, page F-l

Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2010 and 2009 (Unaudited), page F-4

27.
We note that you classified the director's repayment of $2,428,000 as cash provided by investing activities for the three months ended March 31, 2010.  We further note that you classified the $2,428,000 due from your director as cash used in financing activities for the year ended December 31, 2009.  Please revise your statements of cash flows to classify this amount in a consistent manner and update your related disclosures, as necessary.

Response: The Company has revised the classification in the S-1, the recent 6/30 10-Q and plans to revise future filings consistent with presentation as cash provided by financing activities.  Management does not believe it is necessary to amend the 3/31/10 10-Q.

We do not consider this reclassification to be material as a restatement would only show the amounts being reclassified from investing activities to financing activities on the statement of cash flow and related discussions in management discussion and analysis. Revising the disclosure has no balance sheet or income statement impact.

Notes to Consolidated Financial Statements (unaudited), page F-5

28.
We note your disclosure on page F-33 of the registration requirements resulting from your preferred shares and common shares financing transactions and the $300,000 accrual for estimated liquidated damages you expect to pay to the purchasers.  Please revise to also provide the registration payment arrangements disclosures in the notes to your March 31, 2010 financial statements pursuant to FASB ASC 825-20-50.

Response: The Company has included such disclosures in note 6 to its financial statements for the three and six months ended June 30, 2010 included in Amendment No. 2, and as applicable, will include such disclosures in the notes to the financial statements for future periods, but currently does not plan to amend the disclosures in the First Quarter 2010 Report with respect to this comment.

Notes to Consolidated Financial Statements, page F-23

(1) Summary of Significant Accounting Policies, page F-23

29.
Please tell us whether any of the following costs are excluded from cost of sales: inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and other costs of your distribution network.  If any of these expenses are excluded from cost of sales, please disclose that fact in a footnote and quantify the expenses and identify the income statement line items in which the expenses are included for each period.  In addition, disclose in MD&A that your gross profit margins may not be comparable to those of other retail entities since some retail entities include all of their distribution network costs in cost of sales and others, like you, exclude a portion from gross margin and include the expenses in another statement of operations caption.

Response: Inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs and other costs to distribute the Company’s products are included in cost of sales.

(a) Description of business and organization, page F-23

30.
We note that China Dong Rong was incorporated on November 19, 2009 with registered capital of $8 million of which $4 million has been contributed and the remaining $4 million will be contributed within two years after the date of incorporation.  Please tell us how you accounted for the subscribed stock, including any impact on earnings per share, in your December 31, 2009 and March 31, 2010 financial statements.  Include the applicable accounting guidance you followed in your response.

Response: As China Dong Rong is a wholly-owned subsidiary of HK Dong Rong, China Dong Rong’s results are thereby consolidated with HK Dong Rong per ASU 2009-17. The $4 million paid registered capital from HK Dong Rong (representing equity ownership interests in China Dong Rong, as opposed to subscribed stock) is eliminated upon intercompany consolidation. This intercompany transaction has no impact on earnings per share in the Company’s December 31, 2009, March 31, 2010 and June 30, 2010 financial statements.

(e) Revenue Recognition, page F-25

31.
We note in your response to comment 41 of our January 15, 2010 letter that from 2007 to 2009 distributors were given sales discounts and allowances of approximately $402,000, $510,000 and $623,000, respectively.  Please tell us the amount of sales returns that you have accepted during 2007, 2008, and 2009 and tell us if sales returns are also included in the sales discounts and allowances given to distributors.

Response: The Company further clarifies its response to comment 41. The amounts of $402,000, $510,000 and $623,000 which are listed as sales returns, discounts and allowances for the years ended December 31, 2007, 2008 and 2009, respectively, reflect the gross invoiced amounts of returns that are deducted against gross sales in arriving at net sales. For product returns from distributors, the Company receives credits from its product manufacturers for the purchased cost billed to the Company for the related returned product.  These credits are recorded as a reduction of purchases in its cost of sales.  As such, the Company’s actual loss as reflected in the financial statements is equal to the gross profit loss on the retuned products which approximates $145,000, $184,000, and $224,000 for the years ended December 31, 2007, 2008, and 2009, respectively.

For purposes of revenue recognition the Company estimates subsequent sales returns, discounts, and allowances based upon historical results and subsequent return activity.

(3) Trade Deposits Paid, page F-30

32.
We note your disclosure that trade deposits have been fully utilized as of March 31, 2010.  Please reconcile this disclosure to the trade deposits of $333 on your March 31, 2010 balance sheet or revise your disclosures, as necessary.

Response: The remaining $333,000 trade deposit is for Value Added Tax (“VAT”) relating to purchases that the Company made from its manufacturers. Upon receipt of the official VAT invoices from the manufacturers, the $333,000 will be reclassified to VAT paid.

(8) Related Party Transactions, page F-31

33.
We note that Mr. Wu is in the process of transferring the four trademarks to the Company.  Please tell us if you reasonably expect to provide consideration to Mr. Wu upon his transfer of the four trademarks to the Company or if it will be a nonmonetary transaction. Also quantify for us the amount of expected consideration to be provided, if applicable, and tell us how you will account for this transfer transaction.

Response: The Company considers the transfer of the four trademarks to be a nonmonetary transaction, as Mr. Qingqing Wu intended to transfer them to Yinglin Jinduren for no consideration prior to the closing of the share exchange transaction, and entered into the license contracts because such transfers could not be timely completed. Additionally, the Company has considered, and continues to consider, the value of these trademarks to be de minimis. The Company has revised its disclosures on pages 36, 57, F-14 and F-34 of Amendment No. 2.

(9) Sale of Preferred Stock, Common Stock and Warrants, page F-31

34.
We note the $1.973 million (initial closing) and $2.030 million (final closing) that was allocated to the beneficial conversion feature on the preferred shares.  Please disclose how you determined the amounts allocated to the beneficial conversion feature in accordance with FASB ASC 470-20-30-3 through 30-8, and provide us with your supporting calculations.  In addition, tell us how you considered FASB ASC 260-10-45-40 in treating the beneficial conversion charges in your calculation of diluted earnings per share.

Response: The Company has attached a schedule (“Schedule A”) showing the calculation of the beneficial conversion feature.

The warrants issued with the convertible preferred stock were accounted for as derivative instrument liabilities and were recorded at their fair value.  Accordingly, the proceeds received were first allocated to the fair value of the warrants (following the methodology prescribed by Derivatives Implementation Group Issue B6).  The remaining proceeds were then allocated to the convertible preferred stock, as shown in the accompanying schedule.  As required by ASC 470-20-30-3 through 30-8, the beneficial conversion feature was determined based on the effective conversion price based on the allocated proceeds.  Because the calculated beneficial conversion feature exceeded the allocated proceeds, the amount of the beneficial conversion feature recognized was limited to the allocated proceeds, as required by ASC 470-20-30-8.

The Company considered FASB ASC 260-10-45-40 in its calculation of diluted earnings per share; however, in applying the if-converted method the effect on diluted EPS was anti-dilutive.

The Company has revised the disclosure on page F-33 as follows (new material is underlined):

“However, the Company has recognized a beneficial conversion feature related to the Preferred Shares, to the extent that the conversion feature, based on the proceeds allocated to the Preferred Shares, was in-the-money at the time they were issued. After allocating part of the proceeds received to the fair value of the warrants issued (see Note 10), the remaining proceeds were allocated to the Preferred Shares. The beneficial conversion feature recognized was limited to the proceeds allocated to the Preferred Shares and amounted to approximately $1.973 million and $2.030 million related to the initial closing and the final closing of the Preferred Shares Financing, respectively.

(14) Earnings Per Share, page F-35

(b) Diluted, page F-36

35.
We note your disclosure on page 13 that full conversion and exercise of the outstanding series A convertible preferred stock and warrants would have increased the outstanding common shares as of May 10, 2010, by approximately 25% to approximately 20.96 million shares.  Please revise the footnotes to each set of financial statements filed with your Form S-1/A to include all of the disclosures required by FASB ASC 260-10-50-1, as applicable.

Response: Per the Company’s response to comment 36 below, the preferred shares are anti-dilutive and are therefore excluded from earnings per share pursuant to FASB ASC 260-10-50-1.

36.
We note that preferred shares as converted to common stock have been excluded from the diluted earnings per share because to do so would be antidilutive.  Please explain to us why the convertible preferred stock would be antidilutive.

Response: During the year ended December 31, 2009, the Company recognized a $4,003,000 deemed dividend on the preferred shares.  The preferred shares are not subject to redemption (except on liquidation), are entitled to participate in any dividends declared and paid on the Company’s common stock on an as-converted basis, and the holders of the preferred shares are entitled to vote together with common stock holders on an as-converted basis. The preferred shares, excluding the embedded conversion option, are considered to be an equity instrument and accordingly, the embedded conversion option has not been separated and accounted for as a derivative instrument liability. However, the Company has recognized a beneficial conversion feature related to the preferred shares, to the extent that the conversion feature, based on the proceeds allocated to the preferred shares, was in-the-money at the time they were issued. After allocating part of the proceeds received to the fair value of the warrants, the remaining proceeds were allocated to the preferred shares. The beneficial conversion feature recognized was limited to the proceeds allocated to the preferred shares and amounted to approximately $1.973 million and $2.030 million related to the initial closing and the final closing of the preferred shares financing, respectively. Because the preferred shares do not have a stated redemption date and may be converted by the holder at any time, the discount recognized by the allocation of proceeds to the beneficial conversion feature has been immediately amortized through retained earnings as a deemed dividend to the holders of the preferred shares.

Assuming the preferred shares were converted to common shares, this amount would be added back to net income for the purposes of determining fully diluted earnings per share.

Net income (adjusted for the preferred stock dividend):	$10,445,000	(a)

Diluted earnings per share:
Diluted shares	15,949,034
+ Preferred shares*	424,040
Total diluted (including preferred shares)	16,373,074	(b)

Diluted earnings per share (including preferred shares)	$0.64 (a)/(b)

Diluted earnings per share (per 12/31/09 FS)	$0.40

*1,445,105 shares issued on 10/27/09 (65/365) =	257,526
1,350,616 shares issued on 11/17/09 (45/365) =	155,514
Total Preferred share equivalents =	424,040

Because the inclusion of the preferred shares results in higher earnings per share, it is anti-dilutive and therefore excluded from the calculation.

(15) Income Taxes, page F-36

37.	We note your response to comment 43 of our January 15, 2010 letter. Please advise us of the following:
a.	Tell us the amount of additional income tax, in U.S. dollars, for the year ended 2008 that you recorded in 2009;
b.	Further explain to us what the tax adjustment represents and tell us what information became available once the tax assessment for 2008 was finalized in 2009;

Response:

a.
The amount of additional tax recorded in U.S. Dollars was $174,159 (RMB 1,187,903.50), which represents 1.6% of net income for the twelve months ended December 31, 2009 and 1.8% of net income for the twelve months ended December 31, 2008. Accordingly, the Company does not consider the impact on its 2008 or 2009 financial statements to be material.

b.
In 2006 and 2007, the corporate income tax (“CIT”) rate was 33% and was reduced to 25% in 2008. In error, we inadvertently used the 2008 rate of 25% in calculating expenses that had been accrued in 2006 and 2007 instead of using the 33% rate. This under accrual resulted in the amounts listed in our response to 37a.

38.	Tell us how you considered FASB ASC 250-10 in your determination that the tax adjustment represents a change in accounting estimate, as opposed to an error correction.

Response: As discussed in the Company’s response to comment 37b, the underaccrual of income tax was an error, as the Company inadvertently used the 2008 tax rate instead of the tax rate that applied in 2006 and 2007.

However, under ASC 250-10 and based on its materiality assessment, the Company believes that this error does not warrant a restatement of its 2008 and 2009 financial statements as the amount of the understatement was under 2% of its net income for the applicable periods in 2008 and 2009 as calculated in the response to comment 37a.

FASB ASC 250-10 defines the correction of an error, that may be a change from one non-GAAP method to GAAP, or a bookkeeping correction should then be shown as a restatement.

Because the additional $174,159 of income tax from 2008 that was reflected in 2009 was a result of underestimating the tax rate adjustment, and as the amount represents 1.6% of net income for the twelve months ended December 31, 2009, and 1.8% of net income for the twelve months ended December 31, 2008, the Company not consider the impact on its 2008 or 2009 financial statements to be material, and does not believe that the error warrants a restatement.

Part II

Item 15

39.
We note the issuance of a common stock purchase warrant on April 16, 2010 for consulting and advisory services.  Please revise to indicate the exemption relied upon for these issuances and advise us if you filed the warrant agreement as an exhibit.

Response: The Company has revised its disclosures accordingly on page II-2 of Amendment No. 2. The warrant agreement is filed as Exhibit 4.5 to Amendment No. 2.

Exhibits

40.
Pleas revise your 5.1 opinion to indicate the state law covering your legality opinion.  Also, it is unclear why you do not opine on whether the currently outstanding shares “are” instead of “will be legally issued...”   Please revise or advise.

Response: The Company’s counsel has revised its opinion accordingly, which revised opinion is filed as Exhibit 5.1 to Amendment No. 2.

41.
Also, we note the opinion indicates that it is counsel’s opinion that the shares “now issued will be... It is unclear whether the opinion addresses all of the shares being registered pursuant to the offering.  Please revise or advise.

Response: The Company’s counsel has revised its opinion accordingly, which revised opinion is filed as Exhibit 5.1 to Amendment No. 2.

Exhibit 99.1

42.
We note your response to prior comment seven and the legal opinion filed as exhibit 99.1.  Please provide an opinion with the appropriate consent.  Also, the opinion should not include the last sentence or otherwise limit the ability of potential investors to rely on it.

Response: The Company’s PRC counsel will provide a revised opinion to be filed as an exhibit prior to the registration statement being declared effective.

Form 10-K for Fiscal Year Ended December 31, 2009

General

43.
Please note the compliance date associated with SEC release No. 9089 (Dec. 16, 2009) and revise your document throughout as appropriate. We note, for example, that on page 42 you indicate that none of your officers and directors has been involved in certain proceedings for a period of five years.  Revised Item 401(f) of Regulation S-K requests information for the past ten years.  In addition, it does not appear that you have provided all of the disclosure requested by Item 401(e). Please revise as appropriate.

Response: The Company has revised the corresponding disclosures on Amendment No. 2, as reflected on pages 51-52 of Amendment No. 2.

Item 9A.  Controls and Procedures, page 39

Management’s Annual Report on Internal Control over Financial reporting, page 39

Accounting and Finance Personnel Weaknesses, page 40

44.
We note in reaching your conclusion that internal control over financial reporting (“ICFR”) was ineffective as of December 31, 2009, you considered how appropriately you complied with U.S. GAAP in accounting for transactions and how accurately you prepared supporting information to provide to your independent auditors on a quarterly and annual basis.  We believe your current disclosure does not provide adequate information to allow investors to evaluate whether the control weaknesses have a pervasive impact on the Company’s ICFR or financial reporting when making investment decisions.  Please revise to further describe the cause of the control deficiency, the nature of the material weakness, and the control deficiency impact on the Company’s ICFR or financial reporting. Refer to SEC Release No. 33-8810 for additional guidance.

Response: The Company has provided more information in its Quarterly Report on Form 10-Q for the period ended June 30, 2010, and will continue to provide such information as necessary in its future filings.

Section 16(a) of the Exchange Act, page 44

45.	Please revise to provide all of the information required by Item 405(a)(2) for Mr. Hayden.

Response: The Company has revised the corresponding disclosures on Amendment No. 2, as reflected on pages 53 of Amendment No. 2.

Exhibits

Exhibit 10.12

46.	Your exhibit makes reference to a Schedule A which does not appear to have been filed. Please revise to file this exhibit in its entirety.

Response: The Company has re-filed the exhibit, including Schedule A, as Exhibit 10.12 to Amendment No. 2.

Items 7.01 and 9.01 Form 8-K filed March 8, 2010

Ex. 99.1

47.
We note your revenue ($57,677), gross profit ($20,665), operating income ($14,985), and net income ($11,065) for the nine months ended September 30, 2009 on the slide titled Financial Performance.  Please explain to us why these amounts differ from the September 30, 2009 financial statements filed with your September 30, 2009 Form 10-Q and your Registration Statement on Form S-1, and revise as necessary.

Response: As denoted on the slide, the financial information is for the LTM (or last twelve months), and not the nine months, ended September 30, 2009. Thus, the numbers on the third column of the slide include the fourth quarter of 2008 and the first three quarters of 2009.

*     *     *     *     *

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff.  Please do not hesitate to contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

Very truly yours,

RICHARDSON & PATEL, LLP

/s/ Francis Chen
Francis Chen, Esq.

VLOV, Inc.
Exhibit "A"
Response to SEC comment letter #34

Convertible Preferred Stock, Common Stock and Warrants - FAS 133 - Allocation of Proceeds

	October 28, 2009			November 18, 2009			December 2, 2009

			Allocation			Allocation			Allocation

Gross proceeds received (number of shares x $2.86)			4,135,860			3,862,762			1,869,107

Derivative liabilities at fair value:
	Preferred	Common		Preferred	Common			Common
	Shares	Shares		Shares	Shares			Shares
Conversion option	1,446,105	1,446,105	0	1,350,616	1,350,616	0		653,534	0

Warrants	723,052		2,163,116	675,308		1,832,410	326,767		697,580

Initial fair value of derivative instruments			2,163,116			1,832,410			697,580

Preferred Stock:
Remaining proceeds allocated to Preferred Stock			1,972,745			2,030,352
Remaining proceeds allocated to Common Stock									1,849,501

Beneficial Conversion Feature - see next page			1,972,745			2,030,352			-

Initial carrying value			-			-			1,849,501

Beneficial Conversion Feature immediately recognized as deemed dividend			1,972,745			2,030,352			-

Initial carrying value			1,972,745			2,030,352			1,849,501

VLOV, Inc.
Exhibit "A"
Response to SEC comment letter #34

Beneficial Conversion Feature

			10/27/2009	11/17/2009

Gross proceeds from preferred stock	A		4,135,860	3,862,762
Less:Value allocated to warrants issued with preferred stock	B		2,163,116	1,832,410
Less:Derivative instruments bifurcated			-	-
Net proceeds allocated	C	A - B	1,972,745	2,030,352

Preferred stock conversion price - stated	D		2.86000	2.86000
Market price on date issued	E		5.50000	5.00000
Preferred stock conversion price - effective	F	C / G	1.36418	1.50328

Beneficial conversion feature exists?			Yes	Yes

BCF calculation, method 1:
Shares obtainable at conversion price (face amount / stated conversion price)	G	A / D	1,446,105	1,350,616
Shares obtainable at market price (allocated proceeds / market price)	H	C / E	358,681	406,070
Excess shares obtainable	I	G - H	1,087,424	944,546

Market value of excess shares obtainable	J	I * E	5,980,833	4,722,728

BCF calculation, method 2:
Market price less effective conversion price	K	E - F	4.1358	3.4967
Shares obtainable on conversion (above)	L	G	1,446,105	1,350,616
Extent to which shares obtainable are in-the-money	M	K * L	5,980,833	4,722,728

BCF calculation, method 3:
Market value of shares obtainable	N	G * E	7,953,578	6,753,080
Price paid (= allocated proceeds)	O	C	1,972,745	2,030,352
Beneficial conversion feature	P	N - O	5,980,833	4,722,728

Beneficial conversion feature recognized		J & M & P	1,972,745	2,030,352

The beneficial conversion feature recognized is limited to the amount of proceeds allocated to the preferred stock. (ASC 470-20-30-8)